SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

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                                                                  [LOGO OMITTED]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                             A PUBLICLY-HELD COMPANY
                             CNPJ 02.558.132/0001-69



                                  SECOND NOTICE

                   GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

Given that the General Extraordinary Shareholders' Meeting called on December 9, 2002 did not take place due to a lack of a quorum, the President of the Board of Tele Centro Oeste Celular Participacoes S.A, in conformity with his legal and statutory attributions, hereby invites, in this second and last notice, all shareholders to attend the General Extraordinary Meeting to be held by the Company on December 20, 2002, at 10:30 A.M. at the Company's headquarters in the city of Brasilia, Federal District of Brazil, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, ACESSO 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, with the following agenda:

a) to decide on the amendment of article 10 of the Company's bylaws, so as to comply with the terms of Law 10.303 of December 10, 2001, regarding the rights granted to preferred shares;

b) to decide on the amendment of article 5 of the Company's bylaws, on account of the increase in the Company's Capital Stock due to the incorporation of Telebrasilia Celular S/A by the Company, approved at the General Shareholders' Meeting held on April 26, 2002;

c) to ratify the use of the retained earnings for cancellation of the Company's preferred shares in treasury, which took place upon the incorporation of Telebrasilia Celular S.A., as approved at the Company's Board Meeting held on May 5, 2002.


                              GENERAL INSTRUCTIONS

1. Requests for representation at the Meeting should be filed with the Company's Headquarters, located in the city of Brasilia, Federal District of Brazil, at SCS, QUADRA 02, BLOCO C, ACESSO 226 ED. TELEBRASILIA CELULAR 7 ANDAR CEP 70302-916, no later than 24 hours prior to the meeting.

2. The shareholders participating in the Fungible Custody of the Stock Exchanges' Nominal Shares who wish to take part in this Meeting are required to provide a statement, which should be issued by the custodian no later than 2 (two) days prior to the date of the Meeting, containing their respective shareholding.

3. The documents related to the issues to be discussed at the General Extraordinary Shareholders' Meeting called herein are available to all shareholders at the Company's headquarters.


                         Brasilia-DF, December 9, 2002.


                              ALEXANDRE BELDI NETTO

                       CHAIRMAN OF THE BOARD OF DIRECTORS

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Tele Centro Oeste Cellular Holding Company


Date: December 10, 2002                By:  /S/ MARIO CESAR PEREIRA DE ARAUJO
                                            ------------------------------------
                                            Name:  Mario Cesar Pereira de Araujo
                                            Title: President